TRANSGLOBE ENERGY CORPORATION ANNOUNCES
Q1 2017 OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 10, 2017 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operational update. All dollar values are expressed in US dollars unless otherwise stated.
Highlights

•	Finalized $75 million crude oil prepayment facility and marketing arrangement with Mercuria Energy Trading S.A. (“Mercuria”)

•	$73.4 million (C$97.8 million) 6% Convertible Debentures repaid March 31st, 2017

•	Sold 303,817 barrels of inventoried entitlement crude oil to EGPC for $12.7 million, to provide local currency for Q1/Q2 operational expenditures

•	Advanced discussions with Canadian lender to establish a Canadian borrowing base for capital and operations in Alberta

•	Company production for Q1-2017 averaged ~16,672 Boepd (~13,941 Bopd Egypt, ~2,731 Boepd Canada)

•	NW Gharib development block averaged 1,009 Bopd for Q1-2017

•	Preparing to drill South Alamein Boraq discovery

•	Completed NW Sitra 600 km2 3-D seismic acquisition
PRODUCTION
Total Company production averaged 16,841 Boepd in March, comprised of 14,152 Bopd in Egypt and 2,689 Boepd in Canada (57% light oil and liquids).
Total Company production averaged approximately 16,672 Boepd in the first quarter, comprised of 13,941 Bopd in Egypt and 2,731 Boepd in Canada (57% light oil and liquids). This is an increase over the first quarter 2016 of approximately 38% including the Canadian acquisition or a 17% increase in Egyptian production.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
Subsequent to the Company's March 7, 2017 press release, the Company has drilled and abandoned two exploration wells (NWG 39 & NWG 42).
NWG 39 was drilled to a total depth of 5,650 feet targeting a Red Bed prospect immediately north of the NWG Development lease #1. The well encountered thick Red Bed reservoir, which was wet and subsequently abandoned. The drilling rig has commenced drilling on NWG 40, which is the final exploration commitment well in the first exploration phase of the NWG concession. NWG 40 is targeting a Red Bed prospect immediately west of NWG 39. Following NWG 40 the rig is scheduled to move to the Western Desert to drill an appraisal well at South Alamein.
NWG 42 was drilled to a total depth of 6,400 feet targeting a separate Red Bed prospect north of the NWG Development lease #1. The well encountered thick Red Bed reservoir, which was wet and subsequently abandoned. The drilling rig is scheduled to move to the West Bakr concession to drill a development well (K-47) in the K-South field. Following K-47 the rig will return to NWG to drill appraisal wells in the NWG #1 development lease. The appraisal wells will offset the NWG 3 and NWG 38 Red Bed oil producers. NWG 3 was flowing naturally up the casing at a rate of 600-1,000 Bopd since late December 2016. At the end of March, the NWG 3 well was equipped with tubing and a down-hole pump. NWG 3 was put back on production in early April at an initial pumping rate of ~1,500 Bopd. NWG 38 was completed and placed on production at an initial pumping rate of ~750 Bopd in January and is currently producing at a rate of ~700 Bopd.
Concurrently, the Company completed and stimulated one well on each of the NWG 1 and NWG 5 discoveries (discovered in 2014). Both wells were put on short term pump production tests to recover the stimulation fluid and establish new oil production from the discoveries. The wells produced ~150 to 180 Bopd. Following the short production tests the wells were shut in pending approval of the respective Development leases. The Company will file development lease applications for the NWG 1 and NWG 5 discoveries prior to May 6th which is the expiry date of the first exploration phase on NWG. It is expected that new development leases could receive approval in 1 to 3 months from the application date.
The NWG 5 discovery is an upper Nukhul discovery similar to and located immediately south of Arta Upper Nukhul pool in the West Gharib concession. The NWG 5 discovery wells (discovery well and one appraisal well) are expected to produce at similar rates to the TransGlobe’s Arta Nukhul wells which typically have an initial 30 day production rate (IP 30) of 150-180 Bopd with ultimate recoveries of 120-150 MBbls per well on primary production
The NWG 1 discovery is located immediately north of the Arta Red Bed (Lower Nukhul) pool in the West Gharib Concession. The NWG 1 wells (discovery well and one appraisal well) encountered a tight Red Bed conglomerate sequence which requires stimulation to produce. Longer-term production from the NWG 1 wells will be required to establish expected per well recoveries and the associated reserve assignments.
In addition, the Company is preparing programs to complete and test the NWG 26 and 27 Red Bed discoveries during April, prior to filing a development lease application for the area immediately north of the NWG development lease #1. Depending on the results of the NWG 40 exploration well, it could be completed, and tested as part of the development lease application for the area.
The Company believes that by the end of the first exploration phase in NWG (May 6, 2017), the NWG exploration lands will be fully evaluated and the respective development lease applications are expected to be filed.
WESTERN DESERT
At South Alamein, the Company is currently constructing well sites for drilling in Boraq area of the concession. The initial drilling campaign will consist of a minimum of one well (Boraq 5) on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. A drilling rig is scheduled to move from the Eastern Desert in the latter half of April with drilling expected to commence in early May at Boraq 5. Successful appraisal wells could lead to filing a Boraq development plan as early as Q2/Q3-2017 with first production targeted for year-end 2017/early 2018. In parallel, the Company will evaluate the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 and extending into 2018. The South Alamein concession was acquired in July 2012 and contains the Boraq 2X discovery (see May 1, 2012 press release for more details) and several additional exploration targets. The Boraq 2X discovery tested approximately 1,600 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance or ultimate recovery but it is anticipated that the well should be capable of producing approximately 1,600 Bopd.
At NW Sitra, the Company completed the 600 km2 3-D seismic acquisition program at the end of March. The new data will be sent for processing with prospect mapping planned for the second half of 2017.
CANADA
TransGlobe took over field operations February 1st and initiated surface land acquisition/permitting for up to eight wells in the Harmattan area. The initial 2017 program consists of eight horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan. The Company is targeting June/July to commence the drilling program. It is expected that wells will cost ~C$2.7 million per well to drill, complete and place on production.
The Company continues to evaluate properties for acquisition in the greater Harmattan area.
The Company has advanced discussions with a Canadian based lender to establish a Canadian borrowing base for capital and operations in Alberta. The finalization of this facility is expected within the next month. Upon completion, the facility would initially be used to repay the existing C$15 million vendor-take-back loan outstanding.
CONVERTIBLE DEBENTURE RE-PAYMENT
The Company repaid the convertible debentures in full on March 31, 2017, which was the maturity date of the convertible debentures. The convertible debentures were denominated in Canadian dollars, and the aggregate face value of all outstanding convertible debentures was C$97.8 million ($73.4 million). The repayment was made using the funds received by drawing on the $75 million prepayment agreement with Mercuria.
MARKETING
During the quarter, in conjunction with the finalization of the Prepayment Agreement (see February 10, 2017 news release), the Company finalized a long term marketing arrangement with Mercuria, an international crude oil marketing firm. The Company currently has three cargo liftings allocated to it by EGPC in each of June, September and December. A typical Ras Gharib cargo lifting is between 500-540 Mbbls.
During Q1 the Company sold 303,817 inventoried entitlement crude oil barrels to EGPC for ~$12.7 million. The proceeds of these sales will be used to provide local currency payments for Q1/Q2 operational activities.
Prior to the end of Q1 the Company entered into Dated Brent swaps for 925,000 barrels at an average price of $50.81 for the June and September cargo liftings and entered into a Dated Brent collar ($45/$56) for 300,000 barrels for the December cargo lifting.
At quarter-end, the Company had an estimated 1.5 million entitlement barrels in inventory.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; the Company's belief that by the first exploration phase in NWG, the NWG exploration lands will have been fully evaluated and the respective development lease applications will have been filed; the Company's plans not to enter the next exploration phase at NWG; the Company’s anticipated initial drilling campaign at South Alamein, including the number and types of wells, rig mobilization, plans to potentially file a development plan (including the expected timing thereof) and targeted timing of first production, and the Company's plans to evaluate the remaining exploration prospects on the concession; the Company's initial drilling program at Harmattan, including the anticipated timing of commencing such program and the anticipated cost to drill, complete and place wells on production; the expected timing of finalization of a Canadian borrowing base facility; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day

For further information, please contact: Investor Relations Steve Langmaid Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com